Exhibit E-5

Exhibit E-5

Eidos PLC - Holding(s) in Company
RNS Number:0410E
Eidos PLC
20 November 2002

Holding in the Company

Eidos plc was advised on 19 November 2002 that in accordance with Part VI of the Companies Act 1985 (as amended) Prudential plc, and all of its subsidiary companies, no longer has a notifiable interest in the issued ordinary share capital of the Company.

Exhibit E-5